Corus Group plc

  21 November 2006

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


  1. Name of the issuer
     Corus Group plc

   2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

  (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

  (iii) both (i) and (ii)
  (i)and (ii)

   3. Name of person discharging managerial responsibilities/director D M Lloyd, R I Shoylekov

   4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

  Corus Group Employee Share Ownership Plan

  5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

  See section 8

  6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

  Ordinary Shares 50p each

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   7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

  Lloyds TSB Registrars Corporate Nominee Limited

  8 State the nature of the transaction

  On-going monthly purchase in accordance with the terms of the Corus Group Employee Share Ownership Plan

   9. Number of shares, debentures or financial instruments relating to shares acquired

   D M Lloyd - 25 ordinary shares
   R I Shoylekov - 26 ordinary shares

  10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

  D M Lloyd - Less than 0.0001%
  R I Shoylekov - Less than 0.0001%

  11. Number of shares, debentures or financial instruments relating to shares disposed

  n/a

  12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

  n/a

  13. Price per share or value of transaction
  (pound)4.955

  14. Date and place of transaction
  20 November 2006, London

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  15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

  D M Lloyd
  17,523 - Ordinary shares
  84,416 - Deferred bonus shares held under the Corus Group Leveraged Equity Acquisition Plan

  R Shoylekov
  1,258 - Ordinary shares
  30,613 - Deferred bonus shares held under the Corus Group Leveraged Equity Acquisition Plan

   16. Date issuer informed of transaction
       21 November 2006

   If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

   17 Date of grant

   ...................................

  18. Period during which or date on which it can be exercised

  ....................................

  19. Total amount paid (if any) for grant of the option

  ....................................

  20. Description of shares or debentures involved (class and number)

  ....................................

  ....................................

  21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

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  ....................................


  22. Total number of shares or debentures over which options held following notification

  ....................................

  23. Any additional information

  ....................................

  24. Name of contact and telephone number for queries

  Theresa Robinson  020 7717 4528

   Name and signature of duly authorised officer of issuer responsible for making notification

   Allison Scandrett, Deputy Company Secretary, 020 7717 4526

   Date of notification
  21 November 2006